Exhibit 99.1

TASEKO REPORTS SIGNIFICANTLY IMPROVED ADJUSTED EBITDA*
OF $76 MILLION

FOR THE third QUARTER 2021

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

November 3, 2021, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports revenues of $132.6 million, Earnings from mining operations before depletion and amortization* of $83.7 million, Adjusted EBITDA* of $76.3 million and Adjusted net income* of $27.0 million, or $0.10 per share, in the third quarter of 2021.

Stuart McDonald, President and CEO of Taseko, stated, “Gibraltar produced 34.5 million pounds of copper in the third quarter, a 29% increase over the prior quarter, as copper grades improved in line with our expectations and the mine plan. Higher metal production led to lower unit costs as Total operating costs (C1)* fell to US$1.57 per pound produced, 22% lower than the previous quarter. Copper markets remained robust through the period, resulting in Adjusted EBITDA* of $76 million, which is 60% higher than the previous quarter and 140% higher than the comparative period last year.”

“During the third quarter, the Gibraltar pit started producing ore to supplement existing production from the Pollyanna pit. The combined ore feed is being efficiently processed and the transition to the Gibraltar pit will continue over the next few quarters. We expect a strong fourth quarter and copper production for the year should be in line with the previous guidance of approximately 120 million pounds.

At Florence, we continue to advance detailed engineering and have made initial deposits on long-lead equipment orders, which we believe will mitigate the impact of heightening global supply chain issues on the construction schedule. Recent feedback from the US Environmental Protection Agency (“EPA”) on the draft Underground Injection Control (“UIC”) permit is that no new issues have arisen, but final drafting and review of the permit is taking longer than anticipated. We expect to receive the draft permit from the EPA shortly and once received, will complete our review within the allotted timeframe and look forward to the public comment period commencing,” continued Mr. McDonald.

“Our balance sheet remains strong and our cash position increased quarter-over-quarter to $239 million, despite the $15 million of capital spending at Florence and a $18 million semi-annual interest payment on our bonds during the period. We now have approximately $300 million in available liquidity and are well positioned to move into our next phase of growth with construction of the Florence Copper commercial production facility,” concluded Mr. McDonald.

*Non-GAAP performance measure. See end of news release

Third Quarter Review

•	Third quarter earnings from mining operations before depletion and amortization* was $83.7 million, Adjusted EBITDA* was $76.3 million and cash flows from operations was $68.3 million;
•	Adjusted net income* was $27.0 million ($0.10 per share), a 171% increase from the second quarter;
•	Site operating costs, net of by-product credits* were US$1.28 per pound produced, and total operating costs (C1)* were US$1.57 per pound produced;
•	The Gibraltar mine produced 34.5 million pounds of copper and 571 thousand pounds of molybdenum in the third quarter, increases of 29% and 42% over the second quarter, respectively. Copper recoveries were 84.2% and copper head grades were 0.28%, in line with management expectations;
•	Gibraltar sold 32.4 million pounds of copper in the quarter (100% basis) which contributed to $132.6 million of revenue for Taseko, an increase of 19% over the second quarter. Average realized copper prices were US$4.26 per pound in the quarter, consistent with the LME average price;
•	The Company has approximately $300 million of available liquidity, including a cash balance of $239 million at September 30, 2021 and a US$50 million revolving credit facility (the “Facility”). The Facility, which closed in early October, was arranged and fully underwritten by National Bank of Canada, will be available for working capital and general corporate purposes, and provides additional financial flexibility as the Company prepares for the construction at Florence Copper;
•	Development costs incurred for Florence Copper were $19.1 million in the third quarter and included detailed engineering and design of the commercial facility, and initial deposits for major processing equipment associated with the solvent extraction and electrowinning (“SX/EW”) plant. These activities will allow the project team to efficiently advance into construction upon receipt of the Underground Injection Control (“UIC”) permit;
•	The EPA continues to make progress towards finalizing the UIC permit with no significant issues raised to-date, and the Company is expecting to receive the draft permit from the EPA shortly for its review. Once publicly issued by the EPA, there will be a public comment period;
•	The Company has secured minimum copper price protection for the coming quarters including copper collars for the first half of 2022 which secure a minimum copper price of US$4.00 per pound and a ceiling price of US$5.60 per pound for 43 million pounds of copper; and
•	In September 2021, the Company completed the sale of the Harmony Gold Project (“Harmony”) to JDS Gold Inc. (“JDS Gold”), a newly incorporated company controlled by JDS Energy & Mining Inc. and affiliates. Under the terms of the agreement, JDS Gold became the owner and operator of Harmony, a high-grade development-stage gold project located on Graham Island in Haida Gwaii. The Company retained a 2% net smelter return royalty in Harmony and a 15% carried interest in JDS Gold.

*Non-GAAP performance measure. See end of news release

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Change	2021	2020	Change
Tons mined (millions)	25.2	23.3	1.9	82.1	72.3	9.8
Tons milled (millions)	7.4	7.5	(0.1)	21.9	22.6	(0.7)
Production (million pounds Cu)	34.5	28.9	5.6	83.5	98.1	(14.6)
Sales (million pounds Cu)	32.4	28.6	3.8	81.1	99.0	(17.9)

Financial Data	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands, except for per share amounts)	2021	2020	Change	2021	2020	Change
Revenues	132,563	87,780	44,783	330,306	255,869	74,437
Earnings from mining operations before depletion and amortization*	83,681	35,705	47,976	168,476	91,964	76,512
Cash flows provided by operations	68,319	31,021	37,298	137,538	85,771	51,767
Adjusted EBITDA*	76,291	31,545	44,746	147,745	87,751	59,994
Adjusted net income (loss)*	27,020	(5,754)	32,774	31,433	(19,066)	50,499
Per share - basic (“adjusted EPS”)*	0.10	(0.02)	0.12	0.11	(0.08)	0.19
Net income (loss) (GAAP)	22,485	987	21,498	24,710	(29,218)	53,928
Per share - basic (“EPS”)	0.08	-	0.08	0.09	(0.12)	0.21

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Tons mined (millions)	25.2	24.9	32.0	26.4	23.3
Tons milled (millions)	7.4	7.2	7.2	7.5	7.5
Strip ratio	1.3	2.3	6.0	1.9	1.5
Site operating cost per ton milled (Cdn$)*	$8.99	$9.16	$8.73	$11.67	$9.57
Copper concentrate
Head grade (%)	0.28	0.22	0.19	0.20	0.23
Copper recovery (%)	84.2	83.3	81.5	83.3	85.0
Production (million pounds Cu)	34.5	26.8	22.2	25.0	28.9
Sales (million pounds Cu)	32.4	26.7	22.0	25.0	28.6
Inventory (million pounds Cu)	4.9	3.5	3.6	3.4	3.6
Molybdenum concentrate
Production (thousand pounds Mo)	571	402	530	549	668
Sales (thousand pounds Mo)	502	455	552	487	693
Per unit data (US$ per pound produced)*
Site operating costs*	$1.53	$2.02	$2.23	$2.67	$1.85
By-product credits*	(0.25)	(0.25)	(0.27)	(0.14)	(0.14)
Site operating costs, net of by-product credits*	$1.28	$1.77	$1.96	$2.53	$1.71
Off-property costs	0.29	0.25	0.27	0.29	0.29
Total operating costs (C1)*	$1.57	$2.02	$2.23	$2.82	$2.00

Third Quarter Review

Copper production in the third quarter was 34.5 million pounds and improved 29% over the second quarter as higher ore grades were mined and processed from the Pollyanna pit. Copper recoveries also improved with the increasing ore grade.

A total of 25.2 million tons were mined in the third quarter in line with the mine plan and the second quarter. The strip ratio decreased as a result of mining in Pollyanna opening higher grade areas with lower stripping rates. There was also an increase of 3.7 million tons added to ore stockpiles. While Pollyanna ore remains the primary mill feed, waste stripping activities also increased in the Gibraltar East pit during the quarter.

Total site spending (including capitalized stripping of $10.9 million on a 75% basis) was 4% lower than the prior quarter due mainly to the timing of routine maintenance. Sustaining capital expenditures at Gibraltar of $8.3 million on a 75% basis in the third quarter was comparable to the second quarter.

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS - CONTINUED

Molybdenum production was 571 thousand pounds in the third quarter and increased due to higher grades of molybdenum in the ore. Molybdenum prices also strengthened in the third quarter and reached a high of US$20.10 per pound in late August. The average molybdenum price of US$19.05 per pound was a US$4.73 per pound increase over the second quarter. By-product credits per pound of copper produced remained at US$0.25 in the third quarter despite the increased copper production.

Off-property costs per pound produced* were US$0.29 for the third quarter and higher than the second quarter due to increased trucking of concentrate in July and August in response to wildfires in the BC interior which impacted railcar movements. The Company also realized lower treatment and refining charges (“TCRC”) in the second quarter as a spot tender was delivered at one of the lowest TCRC levels ever seen by the Gibraltar mine.

Total operating costs per pound produced (C1)* were US$1.57 for the quarter, 22% lower than the previous quarter. The decrease in C1* costs was primarily due to the significantly increased copper production in the third quarter compared to the second quarter.

GIBRALTAR OUTLOOK

Total copper production in the last quarter of 2021 is expected to be similar to the third quarter, as higher-grade areas in the Pollyanna pit are available for processing. The Company continues to expect approximately 120 million pounds of copper production for the 2021 year.

Copper prices in the third quarter averaged US$4.25 per pound and are currently around US$4.30 per pound and recently tested record levels again due to depleted warehouse inventories and a unique supply squeeze attributed to smelter closures resulting from an Asian and European energy crisis as well as continued supply chain challenges caused by the economic restart. High copper prices, and downside protection from copper hedges in place, are supportive of strong financial performance at the Gibraltar mine over the coming quarters.

The copper price outlook into 2022 remains quite favorable with many governments now focusing on increased infrastructure investment to stimulate economic recovery after the pandemic, including green initiatives, which will require new primary supplies of copper. Although some analysts predict a balanced market by 2023 based on known projects currently under development, most industry analysts are projecting ongoing supply constraints and deficits, which should support higher copper prices in the years to come.

The Company has a long track record of purchasing copper price options to manage copper price volatility. This strategy provides security over the Company’s cash flow as it prepares for construction of Florence Copper while providing significant upside should copper prices continue at these levels or increase further. In particular, the Company has copper collars to secure a minimum copper price of US$4.00 per pound for the first half of 2022 for 43 million pounds of copper.

*Non-GAAP performance measure. See end of news release

FLORENCE COPPER

The commercial production facility at Florence Copper will be one of the greenest sources of copper for US domestic consumption, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine. It is a low-cost copper project with an annual production capacity of 85 million pounds of copper over a 21-year mine life. With the expected C1* operating cost of US$1.10 per pound, Florence Copper will be in the lowest quartile of the global copper cost curve.

The Company has successfully operated a Production Test Facility (“PTF”) since 2018 at Florence to demonstrate that the in-situ copper recovery (“ISCR”) process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will be the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital). At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

In December 2020, the Company received the Aquifer Protection Permit (“APP”) from the Arizona Department of Environmental Quality (“ADEQ”). During the APP process, Florence Copper received strong support from local community members, business owners and elected officials. The other required permit is the UIC permit from the U.S. Environmental Protection Agency (“EPA”), which is the final permitting step required prior to construction of the commercial ISCR facility. The EPA continues to make progress towards finalizing the permit with no significant issues raised to-date, and the Company is expecting to receive the draft UIC permit from the EPA shortly. Once the permit is publicly issued, a public comment period will commence.

Detailed engineering and design for the commercial production facility is now approximately 85% complete. The Company has made initial deposits and awarded the key contract for the major processing equipment associated with the SX/EW plant in the third quarter. The Company has made purchase commitments of US$25 million as at September 30, 2021 to assist with protecting the project execution plan and mitigating the impact of supply chain disruptions. Deploying strategic capital and awarding key contracts will ensure a smooth and efficient transition into construction once the final UIC permit is received.

At current copper prices, the Company expects to be able to fund construction of the commercial facility from its existing sources of liquidity and cashflows from Gibraltar.

LONG-TERM GROWTH STRATEGY

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

*Non-GAAP performance measure. See end of news release

LONG-TERM GROWTH STRATEGY - CONTINUED

Yellowhead Copper Project

Yellowhead Mining Inc. (“Yellowhead”) has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot’in Nation, as represented by Tŝilhqot’in National Government, and Taseko entered into a confidential dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko’s proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project. The dialogue was supported by the parties’ agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko’s tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The COVID-19 pandemic delayed the commencement of the dialogue, but the Tŝilhqot’in Nation, the Province of British Columbia and Taseko have made progress in establishing a constructive dialogue. In December 2020, the parties agreed to extend the standstill for a further year to continue this dialogue.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The pilot plant program has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to the converter portion of the process. Completion of the converter pilot test will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

The Company will host a telephone conference call and live webcast on Thursday, November 4, 2021 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific time) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing 416-764-8688 in Canada, 888-390-0546 in the United States, 08006522435 in the United Kingdom, or online at tasekomines.com/investors/events.

The conference call will be archived for later playback until November 18, 2021 and can be accessed by dialing 416-764-8677 Canada, 888-390-0561 in the United States, or online at tasekomines.com/investors/events and using the passcode 709396 #.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Stuart McDonald

President & CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Cost of sales	65,893	75,969	212,215	240,459
Less:
Depletion and amortization	(17,011)	(23,894)	(50,385)	(76,554)
Net change in inventories of finished goods	762	1,415	(1,702)	(3,026)
Net change in inventories of ore stockpiles	6,291	4,186	324	4,729
Transportation costs	(5,801)	(4,127)	(13,409)	(14,480)
Site operating costs	50,134	53,549	147,043	151,128
Less by-product credits:
Molybdenum, net of treatment costs	(8,574)	(4,109)	(20,315)	(11,592)
Silver, excluding amortization of deferred revenue	300	(54)	127	(436)
Site operating costs, net of by-product credits	41,860	49,386	126,855	139,100
Total copper produced (thousand pounds)	25,891	21,658	62,657	73,552
Total costs per pound produced	1.62	2.28	2.02	1.89
Average exchange rate for the period (CAD/USD)	1.26	1.33	1.25	1.35
Site operating costs, net of by-product credits (US$ per pound)	1.28	1.71	1.62	1.40
Site operating costs, net of by-product credits	41,860	49,386	126,855	139,100
Add off-property costs:
Treatment and refining costs	3,643	4,254	7,936	18,070
Transportation costs	5,801	4,127	13,409	14,480
Total operating costs	51,304	57,767	148,200	171,650
Total operating costs (C1) (US$ per pound)	1.57	2.00	1.90	1.72

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gains/losses;
•	Unrealized gain/loss on derivatives; and
•	Loss on settlement of long-term debt and call premium, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, except per share amounts)	2021	2020	2021	2020
Net income (loss)	22,485	987	24,710	(29,218)
Unrealized foreign exchange (gain) loss	9,511	(7,512)	14,545	9,250
Realized foreign exchange gain on settlement of long-term debt	-	-	(13,000)	-
Loss on settlement of long-term debt	-	-	5,798	-
Call premium on settlement of long-term debt	-	-	6,941	-
Unrealized (gain) loss on derivatives	(6,817)	1,056	(5,645)	1,236
Estimated tax effect of adjustments	1,841	(285)	(1,916)	(334)
Adjusted net income (loss)	27,020	(5,754)	31,433	(19,066)
Adjusted EPS	0.10	(0.02)	0.11	(0.08)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Unrealized foreign exchange gains/losses;
•	Unrealized gain/loss on derivatives;
•	Loss on settlement of long term debt (included in finance expenses) and call premium;
•	Realized foreign exchange gain on settlement of long-term debt; and
•	Amortization of share-based compensation expense.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2021	2020	2021	2020
Net income (loss)	22,485	987	24,710	(29,218)
Add:
Depletion and amortization	17,011	23,894	50,385	76,554
Finance expense (includes loss on settlement of long-term debt and call premium)	11,875	11,203	47,482	32,435
Finance income	(201)	(4)	(460)	(202)
Income tax (recovery) expense	22,310	(580)	25,041	(6,372)
Unrealized foreign exchange (gain) loss	9,511	(7,512)	14,545	9,250
Realized foreign exchange gain on settlement of long-term debt	-	-	(13,000)	-
Unrealized (gain) loss on derivatives	(6,817)	1,056	(5,645)	1,236
Amortization of share-based compensation expense	117	2,501	4,687	4,068
Adjusted EBITDA	76,291	31,545	147,745	87,751

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2021	2020	2021	2020
Earnings from mining operations	66,670	11,811	118,091	15,410
Add:
Depletion and amortization	17,011	23,894	50,385	76,554
Earnings from mining operations before depletion and amortization	83,681	35,705	168,476	91,964

Site operating costs per ton milled

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, except per ton milled amounts)	2021	2020	2021	2020
Site operating costs (included in cost of sales)	50,134	53,549	147,043	151,128

Tons milled (thousands) (75% basis)	5,576	5,595	16,406	16,965
Site operating costs per ton milled	$8.99	$9.57	$8.96	$8.91

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.